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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                               NUWAY MEDICAL, INC.

                                  COMMON STOCK



                                   67071A 10 0
                                 (CUSIP NUMBER)


                       23461 South Pointe Drive, Suite 200

                             Laguna Hills, CA 92653


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                  April 9, 2003

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): DENNIS CALVERT.

     2. Check the  Appropriate  Box if a Member of a Group  (See  Instructions):
     (a)________________________________________________________________________
     (b)________________________________________________________________________

     3. SEC Use Only:
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     4. Source of Funds (See Instructions): OO
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     5. Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
        2(d) or 2(e):
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     6. Citizenship or Place of Organization: United States Citizen
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     Number of Shares Beneficially Owned by Each Reporting Person With:

     7. Sole Voting Power: 7,782,107
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     8. Shared Voting Power:
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     9. Sole Dispositive Power: 7,782,107
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     10. Shared Dispositive Power:
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     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
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     13. Percent of Class Represented by Amount in Row (11): 22.86%
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     14. Type of Reporting Person: IN
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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
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ITEM 1.   SECURITY AND ISSUER.

Nuway Medical, Inc
Common Stock, $.00067 par value
23461 South Pointe Drive, Suite 200
Laguna Hills, CA  92653


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ITEM 2.   IDENTITY AND BACKGROUND.

(a)      Name:  Dennis Calvert
(b)      23461 S. Pointe Drive, Suite 200, Laguna Hills, CA  92653
(c) President of NuWay Medical, Inc., 23461 S. Pointe Drive, Suite 200, Laguna Hills, CA 92653
(d)      None
(e)      None
(f)      United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) New Millennium Capital Partners, LLC agreed to accept 600,000 shares of the Issuer pursuant to an agreement between the Issuer and Med Wireless, Inc. for a 15-year licensing agreement. New Millennium Capital Partners, LLC is controlled and owned in part by Dennis Calvert. The 600,000 shares received by New Millennium Capital Partners, LLC was its pro-rata share as a shareholder of Med Wireless, Inc. pursuant to the terms of the license agreement.
(b) Shares acquired pursuant to an agreement to purchase a $1,120,000 note held by Summit Ventures, Inc. due and payable by the Company on June 15, 2003. As part of this transaction, New Millennium purchased from shareholders Camden Holding, Inc and Summit Healthcare, Inc. 4,182,107 shares of the Company. New Millennium Capital Partners, LLC is controlled and owned in part by Dennis Calvert. The consideration for this transaction was a $900,000 note payable to the sellers by New Millennium Capital Partners, LLC, $500,000 of which was attributed to The purchase of the subject shares ($0.119 per share).
(c) 3,000,000 shares acquired for services as an Officer and Director of the Issuer.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a) NEW MILLENNIUM CAPITAL PARTNERS, LLC ACQUISITION OF 600,000 SHARES OF COMMON STOCK OF THE ISSUER: The purpose of this transaction was to enable the Issuer to obtain a 15-year licensing agreement with Med Wireless, Inc. without having to expend operating capital of the Issuer.
         (b) NEW MILLENNIUM CAPITAL PARTNERS, LLC ACQUISITION OF 4,182,107 SHARES OF COMMON STOCK OF THE ISSUER: The purpose of this transaction was to enable the Issuer purchase a $1,120,000 note held by Summit Ventures, Inc. due and payable by the Issuer on June 15, 2003 without having to expend operating capital of the Issuer. As disclosed in the April 10, 2003 8-k filing by the Issuer, the Issuer elected to convert the $1,120,000 note purchased by New Millennium Capital Partners, LLC into equity in the Issuer. The Issuer has elected to withhold delivery of the shares pursuant to that conversion until it has had ample opportunity to review the facts and circumstances related to the conversion with a Qualifications Panel at The Nasdaq Stock Market, Inc. and has obtained, if necessary, the requisite shareholder approvals. Reference is made to the April 10, 2003 8-k filing for details of this transaction.
         (c) DENNIS CALVERT'S ACQUISITION OF 3,000,000 SHARES OF COMMON STOCK OF THE ISSUER: The purpose of this transaction was to enable the Issuer to receive services from Mr. Calvert as an Officer and Director of the Issuer without having to expend operating capital of the Issuer.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) See cover page.
(c) New Millennium Capital Partners, LLC has entered into no transactions other than described herein in the common stock of the Issuer during the past 60 days.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES  OF  THE  ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No.     Description
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Secured Term Promissory Note


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date: April 18, 2003                     /S/ DENNIS CALVERT
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                                             Dennis Calvert
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